                              CONTACTS: David R. Fluhrer
                                        Vice President-Communications
                                        (516) 844-7590
                                        Anthony J. Puglisi
                                        Senior Vice President-Finance
                                        (516) 844-7110



FOR IMMEDIATE RELEASE
- ---------------------

                           OLSTEN CORPORATION REPORTS
                             SECOND QUARTER RESULTS

     Melville, NY, August 8, 1996 -- Olsten Corporation (NYSE:OLS) today reported record performance for the second quarter and six months ended June 30, 1996, as follows:

Second Quarter                                    1996        1995    %
(in thousands, except share amounts)
- ------------------------------------------------------------------------

Revenues (a)                                  $801,328    $689,967   +16

Net income                                     $30,035     $24,484   +23

 Per share (primary):

  Net income                                      $.39        $.33   +18

  Average shares outstanding                    77,287      73,842

 Per share (fully diluted):

  Net income                                      $.38        $.32   +19

  Average shares outstanding                    81,984      80,915

Systemwide Sales (b):

 Staffing Services                            $511,130    $406,859   +26

 HealthCare Services                           465,609     400,239   +16
                                               -------     -------

 Total                                        $976,739    $807,098   +21
                                              ========    ========


(a) Service sales, franchise fees, management fees and other income
(b) Sales generated by Company, licensed and franchised offices, and hospital-based home health agencies under management


                                     -more-

Six Months                                       1996        1995     %
(in thousands, except share amounts)
- -----------------------------------------------------------------------

Revenues (a)                               $1,564,574  $1,351,630   +16

Net income                                    $51,684     $47,498    +9

 Per share (primary):

  Net income                                     $.68        $.64    +6

  Average shares outstanding                   75,945      73,946

 Per share (fully diluted):

  Net income                                     $.66        $.63    +5

  Average shares outstanding                   81,808      80,984

Systemwide Sales (b)

 Staffing Services                           $996,371    $783,174   +27

 HealthCare Services                          925,663     792,672   +17
                                              -------     -------

 Total                                     $1,922,034  $1,575,846   +22
                                           ==========  ==========


(a) Service sales, franchise fees, management fees and other income
(b) Sales generated by Company, licensed and franchised offices, and hospital-based home health agencies under management


     Results for the second quarter and six months include financial performance of Quantum Health Resources, Inc., acquired by Olsten Corporation on June 28, 1996 and accounted for as a pooling of interests. All comparisons with prior years have been restated to reflect the acquisition of Quantum. Results for the six months also include Quantum's first quarter charge of $5.5 million ($3.2 million, net of tax, or 4 cents per share) related to settlement of certain shareholder litigation.

     "Olsten Corporation reported good results in a very active quarter for both Staffing Services and HealthCare Services," said Frank N. Liguori, Olsten Chairman and Chief Executive Officer. "Net income for the quarter increased 23 percent and revenues were up 16 percent as we continued to pursue our growth strategies."








                                     -more-

     Staffing Services' systemwide sales were up 26 percent, while revenues increased 33 percent. In both cases, acquisitions accounted for about half the increase with the balance the result of double-digit unit growth, pricing and changes in the business mix.

     "We are pleased with the growth of Staffing Services during the second quarter, especially since we have signed several multi-year contracts with major clients that will help to expand our business in future periods," Liguori said. "Our information technology business, led by IMI Systems, continued to report solid results as it also signed several major contracts, plus acquired Systems Partners, a California-based information technology company with five offices and approximately $21 million in 1995 revenues, and completed the integration of ARMS, which was acquired in March.

     "Our staffing businesses in Europe and Latin America, which now account for more than 18 percent of Staffing Services' systemwide sales, also reported improved performance except for Germany, where results were affected primarily by a weak economy," Liguori said. "We anticipate some improvement in the German economy during the second half of this year."

     Liguori noted that during the quarter, Olsten announced the proposed acquisition of Co-Counsel, Inc. (Nasdaq:LEGL), a leading provider of temporary and full-time attorneys and paralegals to law firms and corporate law departments through offices in five cities. "Co-Counsel aligns well with our Staffing Services operations and we intend to expand this business," he said. Co-Counsel shareholders will vote on the acquisition at a special meeting tomorrow.

     HealthCare Services' systemwide sales increased 16 percent for the quarter, due primarily to growth generated by Olsten's hospital contract management services business and by Quantum. Revenues for HealthCare Services were essentially flat, Liguori said, as an increase in the Company's managed care revenues was offset by a decrease in Medicare business as the industry continues to undergo a transformation.

     "During the quarter, we continued to strengthen our position as North



















                                     -more-

America's largest home health care company through continued development of our network management strategy, ongoing expansion of our hospital contract management services business, an increasing role for infusion therapy and a continued focus on our core nursing services," Liguori said. "Also, we made good progress toward implementing our national managed care contract with CIGNA, and we anticipate that we will be servicing all of CIGNA's health plans in the fourth quarter.

     "The Company is moving forward with its integration of Quantum, a provider of alternate site therapies and support services to individuals affected by certain chronic diseases and other health disorders that was acquired by Olsten on June 28," he noted. "As a result of this acquisition, we have become one of North America's largest home infusion companies, with a nationwide pharmacy network and relationships with pharmaceutical companies seeking new distribution channels for their drug therapies."

     The Company anticipates that it will take after-tax charges to earnings in the third quarter ended September 29, 1996 of up to $45 million to cover merger, integration and related costs resulting from the Quantum acquisition and certain allowances related to Olsten's home health care business.

     Olsten has negotiated a new $400 million revolving credit agreement with a consortium of 11 banks led by Chase Manhattan Bank, Liguori said. This facility, which is expected to close tomorrow and run for five years, replaces a $200 million revolving credit agreement negotiated in 1993 and will be used to supplement working capital requirements and expansion through acquisitions. During the second quarter, Olsten also converted virtually all of its $125 million 4 7/8% Convertible Subordinated Debentures due 2003 into common stock, resulting in an increase of about
5.4 million common shares outstanding.

     Olsten Corporation is a world leader in staffing services and North America's largest provider of home health care and related services. Primarily through Olsten Staffing Services, the Company operates 700 staffing or information technology offices in North America, South America





















                                     -more-
and Europe, providing assignment employees to business, industry and government, as well as services for the design, development and maintenance of information systems. Through its Olsten Kimberly QualityCare subsidiary, the Company's 600 health care offices in the United States and Canada provide health care network management and caregivers for home health care and institutions, as well as management services to hospital-based home health agencies.

     In 1995, Olsten Corporation employed 650,000 people and provided services to more than 500,000 client/patient accounts. The Company achieved 1995 systemwide sales of $3.3 billion and revenues of $2.8 billion.


                                 (Table follows)

                       Olsten Corporation and Subsidiaries
                    (In thousands, except per share amounts)
                                   (Unaudited)


                                 SECOND QUARTER           SIX MONTHS
                                 --------------           ----------
                                      ENDED                  ENDED
                                      -----                  -----
                              06/30/96    07/02/95    06/30/96    07/02/95
                              --------    --------    --------    --------
Revenues (a)                  $801,328    $689,967  $1,564,574  $1,351,630

Cost of services sold          564,533     479,317   1,097,886     939,599

Selling, general and
  administrative expenses      182,151     167,728     366,887     329,423

Litigation settlement (b)           --          --       5,500          --

Interest expense, net            3,500         960       6,262       1,735

Income taxes                    20,713      17,486      35,777      33,742
                                ------      ------      ------      ------

Net income from operations
  before minority interests     30,431      24,476      52,262      47,131

Minority interests                 396         (8)         578       (367)
                                   ---         ---         ---       -----

Net income                     $30,035     $24,484     $51,684     $47,498
                               =======     =======     =======     =======

  Per share (primary)            $ .39       $ .33       $ .68       $ .64
   Average shares outstanding   77,287      73,842      75,945      73,946
  Per share (fully diluted)      $ .38       $ .32       $ .66       $ .63
   Average shares outstanding   81,984      80,915      81,808      80,984


Systemwide Sales (c):

  Staffing Services           $511,130    $406,859    $996,371    $783,174

  HealthCare Services          465,609     400,239     925,663     792,672
                               -------     -------     -------     -------

  Total                       $976,739    $807,098  $1,922,034  $1,575,846
                              ========    ========  ==========  ==========

(a) Service sales, franchise fees, management fees and other income
(b) Quantum Health Resources, Inc.'s first quarter 1996 charge of $5.5 million ($3.2 million, net of tax) related to settlement of certain shareholder litigation
(c) Sales generated by Company, licensed and franchised offices, and hospital-based home health agencies under management